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As filed with the Securities and Exchange Commission on December 30, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

POLYMER GROUP, INC.
(Name of applicant)

4838 Jenkins Avenue
North Charleston, South Carolina 29405
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
10% Convertible Subordinated Notes due 2006	Up to a maximum aggregate principal amount of $50,000,000

Approximate date of proposed public offering: February 10, 2003

James G. Boyd
Executive Vice President and Chief Financial Officer
Polymer Group, Inc.
4838 Jenkins Avenue
North Charleston, South Carolina 29405
(843) 566-7293
(Name and address of agent for service)

With a copy to:

H. Kurt von Moltke
Kirkland & Ellis
AON Building
200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

        The Registrant hereby amends this Form T-3 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Form T-3 shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Form T-3 shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note:

        The Registrant is amending this Form T-3 solely for the purpose of adding the delaying amendment language to this filing.

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SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Polymer Group, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunder affixed and attested, all in the city of North Charleston, and State of South Carolina, on the 30th day of December, 2002.

(SEAL)			POLYMER GROUP, INC.
		By	/s/ JAMES G. BOYD Name: James G. Boyd Title: Executive Vice President and Chief Financial Officer
Attest:	/s/ CHARLOTTE CROSBY

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SIGNATURE